UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

In Mexico ASUR Lic. Adolfo Castro (5255) 52-84-04-08 acastro@asur.com.mx	In the United States Breakstone & Ruth International Susan Borinelli (646) 536-7018 sborinelli@breakstoneruth.com

For Immediate Release

ASUR 4Q04 PASSENGER TRAFFIC UP 11.95% YOY

4Q04 Highlights1:

•	EBITDA increased by 46.34% to Ps.275.64 million.

•	Total passenger traffic up by 11.95%.

•	Total revenues up by 27.69%, mainly due to a 23.23% increase in aeronautical revenues.

•	Commercial revenues per passenger increased by 45.92%, to Ps. 30.73 pesos per passenger.

•	Operating income improved by 83.50%.

•	EBITDA margin was 59.19% compared with 51.65% in 4Q03.

México D.F., February 16, 2005 Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three and twelve-month periods ended December 31, 2004.

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of December 31, 2004, and represent comparisons between the three-month period ended December 31, 2004, and the equivalent three-month period ended December 31, 2003. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 11.1495.

ASUR 4Q04, Page 1 of 18

Passenger Traffic

For the fourth quarter of 2004, total passenger traffic increased year-over-year by 11.95%; domestic passenger traffic increased by 4.20%; and international passenger traffic increased by 18.13%.

The 4.20% growth in domestic passenger traffic mainly reflects the 3.6%, 17.22% and 40.84% increase in traffic at the Cancun, Veracruz and Cozumel airports, respectively.

The 18.13% increase in international passenger traffic resulted mainly from a 41.14% and 16.85% growth in traffic at the Cozumel and Cancun airports, respectively.

Total, domestic and international passenger traffic for the fiscal year ended December 31, 2004 increased by 14.00%, 5.60% and 19.97%, respectively.

Table I:	Domestic Passengers (in thousands)
Airport	4Q03	4Q04	% Change	FY 2003	FY 2004	% Change
Cancun	500.0	518.1	3.60	2,159.3	2,246.0	4.02
Cozumel	18.4	26.0	40.84	91.5	94.8	3.57
Huatulco	55.5	53.5	(3.62)	232.7	241.0	3.56
Merida	212.1	209.7	(1.13)	802.5	811.3	1.10
Minatitlan	33.5	31.3	(6.74)	128.5	123.8	(3.60)
Oaxaca	121.6	130.4	7.25	432.0	495.3	14.65
Tapachula	47.9	47.0	(1.84)	182.4	189.8	4.07
Veracruz	119.2	139.8	17.22	461.4	507.7	10.04
Villahermosa	159.3	165.3	3.72	569.8	633.7	11.21
TOTAL	1,267.6	1,320.9	4.20	5,060.1	5,343.4	5.60
Note:				Passenger figures exclude transit and general aviation passengers.

ASUR 4Q04, Page 2 of 18

Table II:	International Passengers (in thousands)
Airport	4Q03	4Q04	% Change	FY 2003	FY 2004	% Change
Cancun	1,466.6	1,713.7	16.85	6,524.9	7,764.7	19.00
Cozumel	62.1	87.6	41.14	364.3	489.7	34.40
Huatulco	3.3	7.0	108.71	26.7	29.8	11.50
Merida	26.4	26.9	2.05	97.1	119.8	23.39
Minatitlan	0.5	0.6	19.23	2.4	2.6	9.50
Oaxaca	7.1	14.5	105.52	29.0	48.0	65.19
Tapachula	0.8	1.0	31.65	2.4	3.8	58.33
Veracruz	12.4	14.1	14.15	53.2	55.8	4.87
Villahermosa	8.8	10.4	17.73	29.9	39.6	32.42
TOTAL	1,587.9	1,875.8	18.13	7,129.9	8,553.7	19.97
Note:				Passenger figures exclude transit and general aviation passengers.

Table III:	Total Passengers (in thousands)
Airport	4Q03	4Q04	% Change	FY 2003	FY 2004	% Change
Cancun	1,966.6	2,231.8	13.48	8,684.2	10,010.7	15.27
Cozumel	80.5	113.6	41.06	455.8	584.4	28.21
Huatulco	58.8	60.4	2.74	259.4	270.8	4.38
Merida	238.5	236.6	(0.78)	899.6	931.1	3.50
Minatitlan	34.1	31.9	(6.34)	130.9	126.5	(3.36)
Oaxaca	128.6	144.9	12.65	461.0	543.2	17.84
Tapachula	48.6	48.0	(1.29)	184.8	193.6	4.77
Veracruz	131.6	153.9	16.93	514.6	563.5	9.51
Villahermosa	168.1	175.6	4.45	599.7	673.3	12.27
TOTAL	2,855.5	3,196.7	11.95	12,190.0	13,897.2	14.00
Note:			Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 4Q04

Total revenues for 4Q04 increased year-over-year by 27.69% to Ps. 465.69 million. This was mainly due to:

•	An increase of 23.23% in revenues from aeronautical services, principally as a result of the above-mentioned increase in passenger traffic, and

•	An increase of 42.55% in revenues from non-aeronautical services, principally as result of the 62.76% increase in commercial revenues.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

ASUR 4Q04, Page 3 of 18

Commercial revenues improved year-over-year by 62.76%, mainly due to:

•	A 40.22% increase in duty-free revenues, primarily as a result of the growth in international passenger traffic and improved product mix.

•

An increase of 83.12% in food and beverage revenues, primarily resulting from revenues from ASUR’s direct operation of a restaurant and a snack bar which were taken over from a former concession holder in May 2004. The increase in food and beverage revenues also reflects new store openings as listed below:

Airport	Name	Month Opened
Cancún Cancún	Coffe Bar Jose Cuervo	December 2003 December 2003

•

A 259.85% increase in retail revenues, mainly as a result of growth in international passenger traffic during the quarter, revenues from the direct operation of three convenience stores previously operated by a former concessionaire and the new store openings listed below:

Airport	Name	Month Opened
Cancun	Cenca de Conveniencia	November 2003
Cancun(Terminal1)	Cinco Soles	January 2004
Cancun(Terminal2)	Pineda Covalin	February 2004
Cancun(Terminal1)	Pineda Covalin	March 2004
Cancun(Terminal2)	Cinco Soles	March 2004
Cancun(Terminal1)	Sunglass Island	August 2004
Cancun(Terminal2)	Airport Free Shop	April 2004
Cancun(Terminal2)	Airport Free Shop (1)	May 2004
Cancun(Terminal2)	Farmacia Payless	May 2004
Cancun(Terminal2)	La Perfumería (2)	October 2004
Cancun(Terminal2)	Bijoux Terner (3)	December 2004
Cancun(Terminal2)	Harley Davidson	December 2004
Huatulco	Articulos Selectos	November 2003
Merida	Airport Free Shop	April 2004
Oaxaca	Airport Free Shop	October 2004
(1) Substituted a Duty Free.
(2) Substituted the Luxury Duty Free.
(3) Substituted one of the Cinco Soles stores.

•	A 1.85% increase in advertising revenues.

•	A 26.11% increase in revenue from car rental companies.

ASUR 4Q04, Page 4 of 18

During 2004, the Company initiated an arbitration process with one of the duty free concessionaires (Dufry Mexico S.A. de C.V.) that operates in the Cancun airport. The dispute relates to the amount paid in rent by this concessionaire for the units it occupies in Terminal 1 of this airport. Arbitration proceedings are at an advanced stage, and a final decision is expected during the first quarter of 2005.

Total operating costs and expenses for 4Q04 increased year-over-year by 8.01% primarily as a result of:

•

A 21.13% increase in costs of services mainly as a result of the costs related to ASUR’s direct commercial operation of a restaurant, a snack bar and three convenience stores previously operated by a former concessionaire, an increase in maintenance expenses as well as higher payroll resulting from the reallocation of certain functions from ASUR’s corporate headquarters to the airport level, principally at Cancun.

•	A 46.28% increase in the cost of technical assistance, principally due to the increase in EBITDA for the quarter (a basis for the calculation of the fee).

•	A 27.69% increase in concession fees mainly due to higher revenues.

•

An 8.46% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets, improvements made to concession assets and ASUR’s direct commercial operation of a restaurant, a snack bar and three convenience stores previously operated by a former concessionaire.

•	The increase in costs was partially offset by a 40.86% decline in Administrative expenses reflecting the reorganization in February 2004 of certain functions from the corporate to the airport level.

Operating margin for 4Q04 improved to 37.47% from 26.07% in the fourth quarter of last year. This was mainly driven by the 27.69%, increase in revenues, primarily the result of the 23.23% growth in aeronautical revenues, which more than offset the 8.01% increase in costs and expenses for the quarter.

ASUR 4Q04, Page 5 of 18

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of the company’s assets (including, in ASUR’s case, its concessions), less the average tax value of certain liabilities (essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries)). ASUR made asset tax payments of Ps.39.0 million for 4Q04. Of these payments, Ps.15.0 million was recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.24.0 million as a credit against future income tax payments.

Due to recent changes in the Mexican Income Tax Law, effective January 1, 2005 the income tax rate will be reduced gradually by 1% per year beginning in 2005 until 2007, when it will be 28%. As a result of this change, and after consultation with its external auditor, ASUR reversed a portion of its provision for deferred taxes to reflect the change in tax rates and Ps.113.82 million were recorded as an income for the quarter in accordance with Mexican GAAP.

Net income for 4Q04 was Ps.194.59 million, a year-over-year increase of 432.10%. Earnings per common share for the quarter were Ps.0.6487, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.5818. This compares with Ps.0.1219, or EPADS of US$0.1093, for the same period last year.

Table IV:	Summary of Consolidated Results for 4Q04
	4Q03	4Q04	% Change
Total Revenues	364,697	465,695	27.69
Aeronautical Services	280,422	345,559	23.23
Non-Aeronautical Services	84,276	120,136	42.55
Commercial Revenues	62,002	100,913	62.76
Operating Profit	95,092	174,495	83.50
Operating Margin %	26.07%	37.47%	43.70%
EBITDA	188,350	275,639	46.34
EBITDA Margin %	51.65%	59.19%	14.61%
Net Income	36,572	194,597	432.10
Net Income per Share	0.1219	0.6487	432.10
Net Income Per ADS	0.1093	0.5818	432.10

Note: Figures are shown in thousands of constant Mexican pesos as of December 31, 2004. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 11.1495

ASUR 4Q04, Page 6 of 18

Table V:	Commercial Revenues per Passenger for 4Q04
	4Q03	4Q04	% Change
Total Passengers (‘000)	2,943	3,284	11.58
Total Commercial Revenues	62,002	100,913	62.76
Commercial revenues from direct operations(1)	1,664	15,522	832.69
Commercial revenues excluding direct operations	60,337	85,391	41.52

Total Commercial Revenue per Passenger	21.07	30.73	45.92
Commercial revenue from direct operations per passenger(1)	0.57	4.73	742.86
Commercial revenue per passenger (excluding direct operations)	20.50	26.01	26.83

Note:    For purposes of this table, 87.2 thousand and 86.9 thousand transit and general aviation passengers are included for 4Q03 and 4Q04, respectively. Revenue figures are shown in thousand of constant Mexican pesos as of December 31, 2004.

(1) Revenue from direct commercial operations includes a restaurant, a snack bar and three convenience stores. Revenue for 2003 only includes the concession fee from the previous concessionaire.

Table VI:	Operating Costs and Expenses for 4Q04
	4Q03	4Q04	% Change
Costs of Services	103,279	125,101	21.13
Administrative	44,229	26,157	(40.86)
Technical Assistance	10,605	15,512	46.28
Concession Fees	18,235	23,285	27.69
Depreciation and Amortization	93,258	101,144	8.46
TOTAL	269,605	291,199	8.01
Note: Figures are shown in thousands of constant Mexican pesos as of December 31, 2004.

Consolidated Results for Fiscal Year 2004

Total revenues for Fiscal Year 2004 increased year-over-year by 28.08% to Ps.1,975.97 million. This was mainly due to:

•	An increase of 21.87% in revenues from aeronautical services, principally as a result of the above-mentioned increase in international passenger traffic, and

ASUR 4Q04, Page 7 of 18

•	An increase of 51.13% in revenues from non-aeronautical services, principally as result of the 69.35% increase in commercial revenues.

Commercial revenues for 2004 increased year-over-year by 69.35%, mainly due to:

•	A 51.21% rise in duty-free revenues, principally due to the increase in international passenger traffic.

•

A 76.20% increase in food and beverage revenues, reflecting revenues from the restaurant and the snack bar which have been operated by ASUR since May 2004, as well as the concession revenues generated by new stores at the Cancun, Cozumel, Oaxaca, Tapachula, Veracruz and Villahermosa airports.

•

A 193.15% increase in retail revenues, principally resulting from revenue from the three convenience stores that have been operated by ASUR since May 2004. The increase in retail revenues also reflects income from the concessions granted for new convenience stores at the Cancun, Huatulco and Oaxaca airports and other store openings at Cancun airport.

•	A 17.81% increase in revenue from banking and currency exchange services.

•

A 75.74% increase in revenue resulting from new contacts which ASUR has entered into with car rental companies, that provide for payments to ASUR of the greater of either a minimum guaranteed fixed fee or a fixed percentage of each rental car company’s revenues. Prior contracts provided only for a fixed fee.

•	A 56.46% increase in advertising revenues.

ASUR 4Q04, Page 8 of 18

Table VII:	Summary of Consolidated Results for the Twelve-Month Period
	Fiscal Year 2003	Fiscal Year 2004	% Change
Total Revenues	1,542,763	1,975,976	28.08
Aeronautical Services	1,215,424	1,481,254	21.87
Non-Aeronautical Services	327,339	494,723	51.13
Commercial Revenues	237,952	402,982	69.35
Operating Profit	527,883	837,611	58.67
Operating Margin %	34.22%	42.39%	23.89%
EBITDA	900,916	1,237,158	37.32
EBITDA Margin %	58.40%	62.61%	7.22%
Net Income	290,527	606,992	108.93
Earnings per Share	0.9684	2.0233	108.93
Earnings per ADS in US$	0.8686	1.8147	108.93
Note:	Figures are shown in thousands of constant Mexican pesos as of December 31, 2004. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 11.1495.

Table VIII:	Commercial Revenues for the Twelve-Month Period
	Fiscal Year 2003	Fiscal Year 2004	% Change
Total Passengers (‘000)	12,534	14,235	13.57
Total Commercial Revenues	237,952	402,982	69.35
Commercial revenues from direct operations (1)	7,239	46,474	541.95
Commercial revenues excluding direct operations	230,713	356,508	54.52

Total Commercial Revenue per Passenger	18.98	28.31	49.10
Commercial revenue from direct operations per passenger(1)	0.58	3.26	471.93
Commercial revenue per passenger (excluding direct operations)	18.41	25.04	36.09

Note:    For purposes of this table, 344.2 thousand and 337.7 thousand transit and general aviation passengers are included for FY03 and FY04, respectively. Revenue figures are shown in thousand of constant Mexican pesos as of December 31, 2004.

(1) Revenues from direct commercial operations include a restaurant, a snack bar and three convenience stores. Revenue for 2003 only includes the concession fee from the previous concessionaire.

ASUR 4Q04, Page 9 of 18

Table IX:	Operating Costs and Expenses for the Twelve-Month Period
	Fiscal Year 2003	Fiscal Year 2004	% Change
Costs of Services	384,348	467,345	21.59
Administrative	131,868	105,756	(19.80)
Technical Assistance	48,519	66,956	38.00
Concession Fees	77,111	98,762	28.08
Depreciation and Amortization	373,033	399,547	7.11
TOTAL	1,014,880	1,138,366	12.17
Note:	Figures are shown in thousands of constant Mexican pesos as of December 31, 2004.

Costs and expenses for 2004 increased year-over-year by 12.17%.

•

Costs of services for the period increased year-over-year by 21.59%. This increase was primarily due to the reallocation in February 2004 of certain functions from the corporate to the airport level, particularly at Cancun airport, as well as costs related to the direct operation by ASUR of a restaurant, a snack bar and three convenience stores beginning in May 2004.

•	Technical assistance costs increased by 38.00%, reflecting the corresponding increase in EBITDA during the period.

•	Concession fees increased 28.08% mainly due to higher revenues.

•	Depreciation and amortization rose by 7.11%, mainly due to the capitalization of investments in fixed assets and improvements made to concession assets.

•	The increase in costs was partially offset by a 19.80% decline in Administrative expenses reflecting the reorganization in February 2004 of certain functions from the corporate to the airport level.

Operating margin rose to 42.39%, up from 34.22% for fiscal year 2003. This increase was mainly due to the 28.08% increase in revenues and cost controls.

Net income for fiscal year 2004 increased by 108.93% to Ps.606.99 million. Earnings per common share for the period were Ps.2.0233, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$1.8147. This compares with Ps. 0.9684, or EPADS of US$0.8686, for the same period last year.

ASUR 4Q04, Page 10 of 18

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for fiscal year 2004 were Ps.1,439.11 million, resulting in an annual average tariff per work load unit of Ps.100.27. ASUR’s regulated revenues accounted for approximately 72.83% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On December 31, 2004, Airport Facility Usage Rights and Airport Concessions represented 87.64% of the Company’s total assets, with current assets representing 10.64% and other assets representing 1.72%.

On December 31, 2004 cash and marketable securities were Ps.1,146.05 million. On the same date, shareholder’s equity was Ps.12,326.31 million and total liabilities were Ps. 728.22 million, representing 94.42% and 5.58% of total assets, respectively. Total deferred liabilities represented 73.67% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.204.42 million as part of the Company’s ongoing plan to modernize its airports. Capital investment for fiscal year 2004 totaled Ps.421.52 million.

ASUR 4Q04, Page 11 of 18

Corporate Headquarters

During December 2004, ASUR moved its corporate headquarters to:

Bosque de Alisos 47-A
Bosque de las Lomas
C.P. 05120 México D.F.

ASUR’s phone number remains unchanged:

Te: (52) 55-52-84-04-00

Potential Competition at the Cancun Airport

In accordance with Airport Law, the Ministry may grant concessions for the administration, operation, use, and in some cases, construction of airports, without public bidding when the following entities are involved:

•	Entities of the Federal Public Administration.

•	Companies whose majority interest is owned by the governments of the federal or municipal entities formed for the administration, operation, use, and in some cases, construction of airports.

ASUR has learned that in October 2004, the Mexican state of Quintana Roo formed a majority state-owned company named Aeropuerto Internacional de la Riviera Maya, SA de C.V. to seek a concession from the Mexican federal government to build and operate a new international airport in the Mayan Riviera region of the state.

ASUR has no further details on the construction or projected opening of the airport and is unable to predict the effect that it may have on ASUR’s passenger traffic or operating results if the project is successfully carried out.

In addition, there can be no assurance that the Ministry will not grant concessions for the administration, operation, use, and construction of airports that could compete with ASUR’s airports, nor that a state government will not seek to do so, in which case ASUR’s business, operating results, forecasts and financial situation could be adversely affected.

ASUR 4Q04, Page 12 of 18

Subsequent Events

1.	On January 17, 2005 ASUR held a General Ordinary Shareholders' Meeting. The resolutions approved by the shareholders at the meeting were as follows:

I.

Nacional Financiera, S.N.C. (“Nafin”) was authorized to transfer its 25.5% equity interest in Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (“ITA”), Asur’s strategic partner, to Mr. Fernando Chico Pardo. As a result, Mr. Chico Pardo was authorized to replace Nafin as the Mexican Partner in ITA, pursuant to the Participation Agreement among ITA, the Mexican government and ASUR.

II.	Special delegates of the General Ordinary Shareholders’ Meeting were appointed to appear before a Mexican notary public to legalize the minutes of the Meeting.

Following the transfer of Nafin’s shares to Mr. Chico Pardo, ITA’s shareholders will be:

•	Mr. Fernando Chico Pardo 63.5%
•	Copenhagen Airports A/S 36.5%

Mr. Chico Pardo, a Mexican investor, is the founder and President of PROMECAP, S.C. He serves as a board member of various organizations, including The United Nations Pension Fund, The Quantum Group of Funds, Grupo Posadas de Mexico, Grupo Financiero Inbursa and Grupo Carso.

NAFIN acquired the abovementioned 25.5% stake in ITA on December 30, 2003 as part of a settlement by Triturados Basálticos y Derivados, S.A. de C.V.’s (Tribasa) with its creditors. As a result, NAFIN became ITA’s temporary Mexican partner until its ownership stake was sold to another shareholder who met the requirements to be part of ITA as its Mexican partner.

ITA became ASUR's strategic partner in 1998 when it acquired a 15% interest in ASUR as part of the privatization of the airport system in Mexico. According to the original agreements signed by ASUR and the Mexican Federal Government, Copenhagen Airports, acting as ITA’s operating partner, and Tribasa, acting as the Mexican partner, were

ASUR 4Q04, Page 13 of 18

required to maintain their ownership stake in ITA for 15 years (except for transfers permitted under certain conditions provided in such agreements).

4Q04 Earnings Conference Call

Day:	February 17, 2005
Time:	11:00 AM US EST; 10:00 AM Mexico City time
Dial-in numbers:	(800) 344-1005 (US & Canada)
(706) 634-1333 (International & Mexico)
Access Code:	4029171
Replay:

Starting Thursday, February 17 at 2:00 PM US EST, ending at midnight US EDT on Thursday, February 24. Dial-in number: (800) 642-1687 (US & Canada); (706) 645-9291 (International & Mexico). Access Code: 4029171.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 4Q04, Page 14 of 18

Operating Results per Airport

	4Q03	4Q04	% Change	FY 2003	FY 2004	% Change
Cancun
Aeronautical Revenues	202,376	254,612	25.81	901,884	1,119,287	24.11
Non-aeronautical Revenues	60,621	94,885	56.52	233,783	391,107	67.29
Operating Profit	101,491	167,890	65.42	528,899	796,465	50.59
EBITDA	160,325	232,826	45.22	764,236	1,051,181	37.55
Cozumel
Aeronautical Revenues	7,036	12,692	80.39	41,700	60,694	40.55
Non-aeronautical Revenues	3,061	3,392	10.81	14,825	18,240	23.04
Operating Profit	(4,456)	1,066	123.92	(2,651)	14,437	644.59
EBITDA	218	6,161	2,726.15	16,047	34,816	116.96
Merida
Aeronautical Revenues	20,518	20,828	1.51	79,077	85,225	7.77
Non-aeronautical Revenues	7,637	8,812	15.39	28,979	31,966	10.31
Operating Profit	2,720	5,577	105.04	11,200	14,333	27.97
EBITDA	10,534	14,231	35.48	42,452	48,949	15.30
Villahermosa
Aeronautical Revenues	14,990	15,204	1.43	53,574	60,179	12.33
Non-aeronautical Revenues	3,957	4,475	13.09	15,947	17,176	7.71
Operating Profit	3,667	4,968	35.48	17,020	19,832	16.52
EBITDA	8,501	10,095	18.75	36,356	40,341	10.96
Others
Aeronautical Revenues	35,501	42,223	18.93	139,188	155,869	11.98
Non-aeronautical Revenues	9,000	8,571	4.77	33,805	36,233	7.18
Operating Profit	(8,330)	(5,005)	39.92	(26,584)	(7,457)	71.95
Others	8,772	12,326	40.52	41,824	61,870	47.93
TOTAL
Aeronautical Revenues	280,422	345,559	23.23	1,215,424	1,481,254	21.87
Non-aeronautical Revenues	84,276	120,136	42.55	327,339	494,723	51.13
Operating Profit	95,092	174,495	83.50	527,883	837,611	58.67
EBITDA	188,350	275,639	46.34	900,916	1,237,158	37.32

Note:  All figures are in thousands of constant Mexican pesos as of December 31, 2004.

ASUR 4Q04, Page 15 of 18

Grupo Aeroportuario del Sureste, S.A. de C.V.
Consolidated Balance Sheet as of December 31 st, 2004 and 2003
Thousands of Mexican pesos in purchasing power as of December 31 st, 2004

I t e m	December 2003	December 2004	Variation	%

A s s e t s
Current Assets
Cash and cash equivalents	747,242	1,146,046	398,804	53.37
Trade receivables, net	179,339	212,296	32,956	18.38
Recoverable taxes and other current assets	132,292	31,131	(101,161)	(76.47)

Total Current Assets	1,058,872	1,389,472	330,600	31.22

Fixed Assets
Machinery, furniture and equipment, net	85,805	89,004	3,199	3.73
Rights to use airport facilities, net	2,219,988	2,148,296	(71,692)	(3.23)
Improvements to use airport facilities, net	1,031,939	1,183,069	151,130	14.65
Constructions in process	103,260	258,682	155,422	150.52
Others	5,740	21,135	15,395	268.21

Total Fixed Assets	3,446,732	3,700,185	253,453	7.35

Defferred Assets
Airports concessions, net	8,082,688	7,851,309	(231,379)	(2.86)
Defferred income taxes	-	-	-	-
Other	15,942	113,563	97,621	612.35

Total Defferred Assets	8,098,630	7,964,871	(133,759)	(1.65)

Total Assets	12,604,235	13,054,529	450,294	3.57

Liabilities and Stockholder's Equity
Current Liabilities
Trade accounts payable	10,721	11,000	279	2.60
Notes payable	-	-	-	-
Accrued expenses and others payables	138,591	166,296	27,705	19.99

Total Current Liabilities	149,312	177,296	27,983	18.74

Long term liabilities
Other	14,716	14,432	(284)	(1.93)
Defferred income taxes	463,649	498,511	34,863	7.52
Defferred employees profit sharing	39,442	37,496	(1,946)	(4.93)
Labor Obligations	639	489	(151)	(23.55)

Total long term liabilities	518,446	550,928	32,482	6.27

Total Liabilities	667,758	728,223	60,465	9.05

Stockholder's Equity
Capital stock	11,472,638	11,472,638	-	(0.00)
Legal Reserve	54,353	68,880	14,526	26.73
Share repurchase reserve	-	159,919	159,919	-
Net Income for the period	290,527	606,992	316,465	108.93
Retained earnings	118,958	17,876	(101,081)	(84.97)

Total Stockholders' Equity	11,936,476	12,326,306	389,829	3.27

Total Liabilities and Stockholders' Equity	12,604,235	13,054,529	450,294	3.57

ASUR 4Q04, Page 16 of 18

Grupo Aeroportuario del Sureste, S.A. de C.V.
Consolidated Statement of Income from January 1 st, to December 31 st,				2004 and 2003
Thousands of Mexican pesos in purchasing power as of December 31 st, 2004

I t e m	Accumulative	Accumulative	Variation	Quarter	Quarter	Variation
	2003	2004	%	2003	2004	%

Revenues
Aeronautical Services	1,215,424	1,481,254	21.87	280,422	345,559	23.23

Non-Aeronautical Services	327,339	494,723	51.13	84,276	120,136	42.55

Total Revenues	1,542,763	1,975,976	28.08	364,697	465,695	27.69

Operating Expenses

Cost of services	384,348	467,345	21.59	103,279	125,101	21.13
General and administrative expenses	131,868	105,756	(19.80)	44,229	26,157	(40.86)
Technical Assistance	48,519	66,956	38.00	10,605	15,512	46.28
Concession fee	77,111	98,762	28.08	18,235	23,285	27.70
Depreciation and Amortization	373,033	399,547	7.11	93,258	101,144	8.46

Total Operating Expenses	1,014,880	1,138,366	12.17	269,605	291,199	8.01

Operating Income	527,883	837,611	58.67	95,092	174,495	83.50

Comprehensive Financing cost	25,469	(28,707)	(212.71)	2,629	(22,235)	(945.72)

Extraordinary and Special Items
Rescue Clause	25,976	5,340	(79.44)	7,167	2,868	(59.98)
Special items ( NMO Restructuring )	1,706	12,373	625.69	519	1,180	127.36

Income Before Income Taxes	525,671	791,190	50.51	90,035	148,212	64.62

Provision for Income Taxes	47,540	51,565	8.47	11,496	15,092	31.28
Defferred income taxes	187,604	132,634	(29.30)	41,967	(61,477)	(246.49)
Defferred employees profit sharing	-	-	-	-	-	-

Net Income for the Year	290,527	606,991	108.93	36,572	194,597	432.10

Earning per share	0.9684	2.0233	108.93	0.1219	0.6487	432.10
Earning per ads usd	0.8686	1.8147	108.93	0.1093	0.5818	432.10
Exchange rate per dollar 11.1495

ASUR 4Q04, Page 17 of 18

Grupo Aeroportuario del Sureste, S.A. de C.V.
Consolidated Statement of Changes in Financial Position from January 1 st, to December 31 st, 2004 and 2003
Thousands of Mexican pesos in purchasing power as of December 31 st, 2004

I t e m	Accumulative	Accumulative	Variation	Quarter	Quarter	Variation
	2003	2004	%	2003	2004	%

Net Income for the Year	290,527	606,992	108.93	36,572	194,597	432.10

Depreciation and Amortization	373,033	399,547	7.11	93,258	101,144	8.46

Resources provided by operations	663,560	1,006,539	51.69	129,830	295,741	127.79

Changes in operating assets and liabilities:

Decrease (increase) in:
Trade receivables	2,455	(32,956)	(1,442.53)	(4,100)	(4,804)	17.18
Recoverable taxes and other current assets	32,531	126,838	289.89	30,058	5,567	(81.48)
Other defferred assets	4,635	(108,298)	(2,436.62)	4,727	1,566	(66.87)

Increase (decrease) in:
Trade accounts payable	8,000	279	(96.52)	5,731	7,268	26.82
Accrued expenses and others payables	(51,258)	(36,461)	(28.87)	720	(4,045)	(661.60)
Long term liabilities	69,543	32,482	(53.29)	24,747	(80,331)	(424.61)

Resources provided by (used for) working capital	65,906	(18,117)	(127.49)	61,884	(74,778)	(220.84)

Resources provided by (used for) operating activities	729,466	988,422	35.50	191,714	220,963	15.26

Resources provided by (used for) financing activities:	(167,293)	(168,101)	0.48	-	-	-

Notes payable	-	-	-	-	-	-
Others	(167,293)	(168,101)	0.48	-	-	-

Resources provided by (used for) investing activities:	(358,330)	(421,517)	17.63	(195,490)	(204,418)	4.57

Investments in machinery, furniture and equipment, net	(41,732)	(32,627)	(21.82)	(11,154)	(12,486)	11.94
Investments in rights to use airport facilities	(410,185)	(218,073)	(46.84)	(407,572)	(218,280)	(46.44)
Investments in constructions in process	31,383	(155,422)	(595.24)	186,789	6,715	(96.40)
Investments in others	62,204	(15,395)	(124.75)	36,447	19,633	(46.13)

Increase (Decrease) in cash and cash equivalents	203,843	398,804	95.64	(3,776)	16,545	(538.12)

Cash and cash equivalents at beginning of the financial period	543,399	747,242	37.51	751,018	1,129,501	50.40

Cash and cash equivalents at the end of the financial period	747,242	1,146,046	53.37	747,242	1,146,046	53.37

ASUR 4Q04, Page 18 of 18

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: February 16, 2005